Exhibit 99.1

December 23, 2015	TSX: GPR
For Immediate Release	NYSE MKT: GPL

NEWS RELEASE

GREAT PANTHER SILVER RELEASES DRILL RESULTS FOR

GUADALUPE DE LOS REYES PROJECT

GREAT PANTHER SILVER LIMITED (TSX: GPR) (NYSE MKT: GPL; "Great Panther”, the “Company") has completed the 2015 surface diamond drill program at its Guadalupe de los Reyes (“GDLR”) project in Sinaloa, Mexico. The program successfully focused on infilling and expanding higher grade areas within the Guadalupe, Noche Buena, San Miguel and Zapote zones. Results are highlighted by 9.2 metres (6.51 metres true width) assaying 11.28g/t gold and 212g/t silver in hole 15-GDLR-10 (Noche Buena zone).

“The successful completion of our recent drill program at the GDLR project has confirmed the high grade nature of certain zones of gold-silver mineralization,” stated Robert Archer, President and CEO. “We are now using this information to generate an updated Mineral Resource Estimate and an ‘in-house’ preliminary economic model for a combined underground-open pit mining scenario.”

2015 Drill Highlights from Guadalupe de los Reyes

Drill-Hole ID	From (m)	To (m)	Width (m)	True Width (m)	Au (g/t)	Ag (g/t)	Au Eq* (g/t)	Zone
15-GDLR-10	101.80	111.00	9.20	6.51	11.28	212	14.32	Noche Buena
15-GDLR-16	61.45	64.28	2.83	2.45	21.91	106	23.42	San Miguel Far West
15-GDLR-26	128.38	130.45	2.07	1.46	8.91	1,005	23.27	San Miguel
15-GDLR-31	57.00	61.79	4.79	3.67	8.18	4	8.24	Zapote North
15-GDLR-41	47.90	56.90	9.00	7.79	4.44	37	4.97	Zapote South

* Gold equivalents calculated at 70:1 silver to gold ratio

Surface drilling was concluded in early December 2015.  In total, 5,514 metres were drilled in 41 holes, including five that targeted the Guadalupe West zone, four at Guadalupe Central, six at San Miguel Far West, eleven at San Miguel, four at Noche Buena, four at Zapote North, and seven at Zapote South (including one that was lost due to a drilling problem).

The objectives of the drill program were to test the continuity of the mineralized structures and associated gold-silver mineralization with fill-in holes, and to expand the mineralized zones with select step-outs. The results are presently being interpreted and 3D-modelled by SRK Consulting (Canada) Inc., in conjunction with the historic drilling results, in order to generate an updated Mineral Resource Estimate. The new resource estimate will then be used in a ‘high-level’ economic evaluation in order to determine the next steps on the project. This evaluation will not constitute a Preliminary Economic Assessment as defined by NI 43-101 and will not be publicly disclosed. A complete summary of assay results and map of mineralized zones and drill locations for the 2015 program can be found on the Company website at:

http://www.greatpanther.com/English/Operations/Advanced-Exploration/Guadalupe-de-los-Reyes/
2015-Surface-Diamond-Drill-Program/default.aspx

Drilling started on the Guadalupe West zone, an isolated zone along strike from the main Guadalupe zone. One centrally drilled hole (15-GDLR-03) intersected multiple zones including 2.55m (2.09m true width or “TW”) grading 3.94g/t gold and 75g/t silver, while other holes intersected lower grades. The Guadalupe Central zone was the primary focus of exploitation in the 19th century. Multiple mineralized intersections, along with old workings (voids), were intersected such as in drill-hole 15-GDLR-08 including 5.3m (2.65m TW) grading 3.76g/t gold and 171g/t silver.

The Noche Buena zone was further defined by two high grade drill-holes. Drill-hole 15-GDLR-10 intersected 9.2m (6.51m TW) assaying 11.28g/t gold and 212g/t silver, while 15-GDLR-11 had multiple intersections, including 5.3m (5.3m TW) assaying 6.96g/t gold and 52g/t silver.

At the San Miguel Far West zone, one centrally drilled hole, 15-GDLR-16, intersected multiple high grade intersections including 2.83m (2.45m TW) assaying 21.91g/t gold and 106g/t silver. Multiple mineralized structures were also intersected at the main San Miguel zone. Highlights are from drill-hole 15-GDLR-26 that intersected 2.07m (1.46m TW) assaying 8.91g/t gold and 1,005g/t silver, along with 5.65m (4.89m TW) assaying 4.85g/t gold and 289g/t silver. Up-dip continuity of the latter intersection was demonstrated by 15-GDLR-27, which intersected 1.72m (1.49m TW) assaying 5.86g/t gold and 209g/t silver.

Two sets of two holes were drilled into the Zapote North zone, which consists of multiple mineralized intersections and was the site of 20th century exploitation. The 2015 drilling focused on hanging wall silica breccias and veins, and found the main Zapote North zone to be locally intact. In 15-GDLR-31, a 0.5m (0.43m TW) hanging-wall zone intersected 7.0g/t gold and 45g/t silver, while the faulted main Zapote North zone returned 4.79m (3.67m TW) assaying 8.18g/t gold and 4g/t silver. Drilling in the Zapote South area focused on testing the continuity between the Zapote South and Tahonitas zones. One such drill-hole, 15-GDLR-41, intersected 9.0m (7.79m TW) assaying 4.44g/t gold and 37g/t silver.

Due to the slight delay in the completion of the drilling and the time required to update the resource estimate and build the economic evaluation, Great Panther and Vista Gold (Great Panther holds an option to acquire up to a 100% interest in the GDLR Project from Vista) have agreed to extend the date of the upcoming US$1.5 million option payment by one month, to February 15, 2016.

The Company’s QA/QC program includes the regular insertion of blanks, duplicates, and standards into the sample shipments; diligent monitoring of assay results; and necessary remedial actions. Sample assaying was completed at the independent SGS lab in Durango, Durango, Mexico. Gold was completed with the FAA313 technique, with over-limits (10g/t) completed by FAG313. Silver was completed with the ICP14B technique, with over-limits (100g/t) completed by FAG313. A 34 element suite was also assayed by SGS-DGO using method ICP14B.

Robert F. Brown, P. Eng. and Vice President of Exploration for the Company, is the Qualified Person for the Guadalupe de los Reyes Project under the meaning of NI 43-101 and has reviewed these results.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT trading under the symbol GPL. Great Panther's current activities are focused on the mining of precious metals from its two wholly-owned mining operations in Mexico: the Guanajuato Mine Complex, which includes the San Ignacio Mine, and the Topia Mine in Durango. The Company holds a two-year option agreement to acquire a 100% interest in the Coricancha Mine Complex in the central Andes of Peru and holds an option to acquire a 100% interest in the advanced stage Guadalupe de los Reyes Project in Sinaloa, Mexico. Active exploration programs are underway at both projects.

Robert Archer

President & CEO

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements"). Such forward-looking statements may include but are not limited to the Company's plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company's operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company's Annual Information Form for the year ended December 31, 2014 and Material Change Reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

For more information, please contact:

Spiros Cacos

Director Investor Relations

Toll free: 1 888 355 1766

Tel: +1 604 638 8955

scacos@greatpanther.com

www.greatpanther.com